U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number  0032939

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended:  September 30, 2007

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Viper Networks, Inc.
Full Name of Registrant

N/A
Former name if applicable

10373 Roselle St., Suite 170
Address of principal executive office (Street and number)

San Diego, California 92121
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The Company is unable to file its Quarterly Report on Form 10-QSB for the period ended September 30, 2007 in a timely manner because it requires additional time to complete and file its Annual Report on Form 10-KSB for the year ended December 31, 2006 and Quarterly Reports on Form 10-QSB for the periods ended March 31, 2007 and June 30, 2007.  The resolution of the accounting issue described below delayed its accounting close and preparation of consolidated financial statements and other narrative information required to complete its Annual Report on Form 10-KSB and Quarterly Reports on Form 10-QSB.

Previously on March 5, 2007, the Company amended its Form 10-QSB for the quarters ended June 30 and September 20, 2006, in response to comments issued by the Securities and Exchange Commission (the “SEC”), to include additional disclosures on debt securities with beneficial conversion features (“BCF”) and interest-in-kind expense.  Management, aided by subsequent discussions with the SEC staff, determined that the recognition of the BCF interest-in-kind expense was overstated in the aforementioned amended Forms 10-QSB and accordingly the week of August 6, 2007 filed subsequent amendments (March 31, June 30, and September 30, 3006) to reduce the BCF interest-in-kind expense.  For the nine months ended September 30, 2006 the BCF interest-in-kind expense was reduced from $1,636,639 (March 5th first amendment) to $520,355.  Management further estimates that the total interest-in-kind expense for the BCF over the life of these debt securities will be approximately $587,000.

As a result of the aforementioned circumstances, the Company is unable to file its Form 10-QSB for the quarter ended September 30, 2007 by November 14 2007 without unreasonable effort and expense.  The Company does not expect the Form 10-QSB to be completed within the extended time frame permitted under Rule 12b-25.  The company intends to file its Form 10-QSB for the quarter ended September 30, 2007 as soon as all information necessary to complete such report has been complied and reviewed.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Paul E. Atkiss	(858)	452-8737

(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            ☐  Yes        ☒  No

The following periodic reports have not been filed:
10-KSB for December 31, 2006
10-QSB for March 31, 2007
10-QSB for June 30, 2007

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?            ☐  Yes        ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Viper Networks, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2007	By	/S/ Paul E. Atkiss Paul E. Atkiss, Chief Financial Officer